UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Commission File Number: 0-24342

REG TECHNOLOGIES INC.

(Translation of registrant's name into English)

240-11780 Hammersmith Way, Richmond, BC V7A 5E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News release dated December 9, 2008
99.2	Material change report dated December 19, 2008
99.3	Interim financial statements for the six months ended October 31, 2008
99.4	MD&A for the six months ended October 31, 2008
99.5	Form 52-109F2 - Certification of Interim Filings - CEO
99.6	Form 52-109F2 - Certification of Interim Filings - CFO
99.7	News release dated January 15, 2009
99.8	Material change report dated January 16, 2009
99.9	News Release dated January 28, 2009
99.10	Material change report dated February 6, 2009
99.11	News Release dated February 10, 2009
99.12	Material change report dated February 20, 2009
99.13	News Release dated February 24, 2009
99.14	Material change report dated March 6, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REG TECHNOLOGIES INC.
(Registrant)

Date: March 13, 2009	By:	/s/ John Robertson

John Robertson
	Title:	President